UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.     )*

Warner Chilcott Ltd

(Name of Issuer)

Class A Common Stock, par value $0.01 per share

(Title of Class of Securities)

92886T 20 1 (CUSIP Number)

December 31, 2006

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Cusip No. 92886T 20 1	Schedule 13G	Page 2 of 11 Pages

1.	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

Bain Capital Integral Investors II, L.P. EIN No.: 98-0384142
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☒
(b) ☐
3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5. SOLE VOTING POWER

37,575,608 Shares
6. SHARED VOTING POWER

0
7. SOLE DISPOSITIVE POWER

37,575,608 Shares
8. SHARED DISPOSITIVE POWER

0

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

37,575,608 Shares
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

15.00%
12.	TYPE OF REPORTING PERSON

OO- Other

Cusip No. 92886T 20 1	Schedule 13G	Page 3 of 11 Pages

1.	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

BCIP Associates – G EIN No.: 20-2194543
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☒
(b) ☐
3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5. SOLE VOTING POWER

9,081 Shares
6. SHARED VOTING POWER

0
7. SOLE DISPOSITIVE POWER

9,081 Shares
8. SHARED DISPOSITIVE POWER

0

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

9,081 Shares
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

less than 0.01%
12.	TYPE OF REPORTING PERSON

OO- Other

Cusip No. 92886T 20 1	Schedule 13G	Page 4 of 11 Pages

1.	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

BCIP Trust Associates III EIN No.: 01-0598368
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☒
(b) ☐
3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5. SOLE VOTING POWER

411,393 Shares
6. SHARED VOTING POWER

0
7. SOLE DISPOSITIVE POWER

411,393 Shares
8. SHARED DISPOSITIVE POWER

0

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

411,393 Shares
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

0.16%
12.	TYPE OF REPORTING PERSON

OO- Other

Cusip No. 92886T 20 1	Schedule 13G	Page 5 of 11 Pages

13.	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

BCIP Trust Associates III B EIN No.: 01-0624013
14.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☒
(b) ☐
15.	SEC USE ONLY

16.	CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	17. SOLE VOTING POWER

49,331 Shares
18. SHARED VOTING POWER

0
19. SOLE DISPOSITIVE POWER

49,331 Shares
20. SHARED DISPOSITIVE POWER

0

21.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

49,331 Shares
22.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐

23.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

0.02%
24.	TYPE OF REPORTING PERSON

OO- Other

Cusip No. 92886T 20 1	Schedule 13G	Page 6 of 11 Pages

Item 1	(a).	Name of Issuer

The name of the issuer to which this filing on Schedule 13G relates is Warner Chilcott Ltd(the “Company”).

Item 1	(b).	Address of Issuer’s Principal Executive Offices

The principal executive offices of the Company are located at Canon’s Court , 22 Victoria Street, Hamilton HM12, Bermuda.

Item 2	(a).	Name of Person Filing

This statement is being filed on behalf of Bain Capital Integral Investors II, L.P. (“Integral Investors”), a Caymans Island exempted limited partnership, BCIP Associates - G (“BCIP - G”), a Delaware limited partnership, BCIP Trust Associates III (“BCIP Trust III”), a Cayman Islands partnership, and BCIP Trust Associates III-B (“BCIP Trust III B”), a Cayman Islands partnership.

Bain Capital Investors, LLC (“BCI”) is the general partner of Integral Investors and the managing partner member of BCIP G, BCIP Trust III and BCIP Trust III . Integral Investors, BCIP G, BCIP Trust III and BCIP Trust III B have entered into a Joint Filing Agreement, dated February 14, 2007, a copy of which is filed with this Schedule 13G as Exhibit A, pursuant to which each have agreed to file this statement jointly in accordance with the provisions of 13d-1(k)(1) under the Securities Exchange Act of 1934.

Item 2	(b).	Address of Principal Business Office or, if none, Residence

The principal business address of each of Integral Investors, BCIP G, BCIP Trust III and BCIP Trust III B is c/o Bain Capital Investors, LLC, 111 Huntington Avenue, Boston, Massachusetts 02199.

Item 2	(c).	Citizenship

Each of Integral Investors, BCIP Trust III and BCIP Trust III B is a Cayman Islands partnership. BCIP G is organized under the laws of the State of Delaware.

Item 2	(d).	Title of Class of Securities

The class of equity securities of the Company to which this filing on Schedule 13G relates is Common Stock, par value $0.01 per share.

Item 2	(e).	CUSIP Number

The CUSIP number of the Company’s Common Stock is 92886T 20 1.

Item 3.	Not Applicable.

Cusip No. 92886T 20 1	Schedule 13G	Page 7 of 11 Pages

Item 4.	Ownership

Item 4	(a).	Amount beneficially owned

Integral Investors owns 37,575,608 shares of the Common Stock of the Company. BCI is the general partner of Integral Investors.

BCIP G owns 9,081 shares of the Common Stock of the Company. BCI is the managing partner of BCIP G.

BCIP Trust III owns 411,393 shares of the Common Stock of the Company. BCI is the managing partner of BCIP Trust III.

BCIP Trust III B owns 49,331 shares of the Common Stock of the Company. BCI is the managing partner of BCIP Trust III B.

Item 4	(b).	Percent of Class

		Integral Investors owns 15.00% of the Common Stock outstanding of the Company, BCIP G owns less than 0.01%, BCIP Trust III owns 0.16% and BCIP Trust II B owns 0.02% based on 250,557,246 shares of Common Stock outstanding, which is the total number of shares of Common Stock outstanding as of November 1, 2006 based on the Company’s quarterly report on Form 10-Q for the period ended September 30, 2006.

Item 4	(c).	Number of shares as to which such person has:

		(i)	sole power to vote or to direct the vote:

			Integral Investors	37,575,608
			BCIP G	9,081
			BCIP Trust III	411,393
			BCIP Trust III B	49,331

		(ii)	shared power to vote or to direct the vote: 0

		(iii)	sole power to dispose or to direct the disposition of:

			Integral Investors	37,575,608
			BCIP G	9,081
			BCIP Trust III	411,393
			BCIP Trust III B	49,331

		(iv)	shared power to dispose or to direct the disposition of: 0

Item 5.	Ownership of Five Percent or Less of a Class

Cusip No. 92886T 20 1	Schedule 13G	Page 8 of 11 Pages

Not Applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company:

Not Applicable.

Item 8.	Identification and Classification of Members of the Group

Not Applicable.

Item 9.	Notice of Dissolution of Group

Not Applicable.

Item 10.	Certification

Not Applicable.

Cusip No. 928 86T 20 1	Schedule 13G	Page 9 of 11 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2007

BAIN CAPITAL INTEGRAL INVESTORS II, L.P.

By:	Bain Capital Investors, LLC, its general partner

BCIP ASSOCIATES-G

By:	Bain Capital Investors, LLC, its managing partner

BCIP TRUST ASSOCIATES III

By:	Bain Capital Investors, LLC, its managing partner

BCIP TRUST ASSOCIATES III-B

By:	Bain Capital Investors, LLC, its managing partner

By:	/s/ Michael Goss
Name:	Michael Goss
Title:	Managing Director

Cusip No. 92886T 20 1	Schedule 13G	Page 10 of 11 Pages

EXHIBIT INDEX

Exhibit A         Joint Filing Agreement as required by Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended.

Exhibit A

AGREEMENT REGARDING THE JOINT FILING OF

SCHEDULE 13G

The undersigned hereby agree as follows:

(i) Each of them is individually eligible to use the Schedule 13G to which this Exhibit is attached, and such Schedule 13G is filed on behalf of each of them; and

(ii) Each of them is responsible for the timely filing of such schedule 13G and any amendments thereto, and for the completeness and accuracy of the information concerning such person contained therein; but none of them is responsible for the completeness or accuracy of the information concerning the other persons making the filing, unless such person knows or has reason to believe that such information is inaccurate.

Dated February 14, 2007

BAIN CAPITAL INTEGRAL INVESTORS II, L.P.

By:	Bain Capital Investors, LLC, its general partner

BCIP ASSOCIATES-G

By:	Bain Capital Investors, LLC, its managing partner

BCIP TRUST ASSOCIATES III

By:	Bain Capital Investors, LLC, its managing partner

BCIP TRUST ASSOCIATES III-B

By:	Bain Capital Investors, LLC, its managing partner

By:	/s/ Michael Goss
Name:	Michael Goss
Title:	Managing Director